Exhibit 99.1

PAN AMERICAN SILVER TO HOST ANALYST DAY REVIEW

Vancouver, British Columbia – April 1, 2011 -- Pan American Silver Corp. (PAAS: NASDAQ; PAA: TSX) today announced that it will be hosting an Analyst Day on Friday, April 8, 2011 in Toronto, Ontario.  The event will begin at 8:00 am Eastern Time and end around noon.

The Analyst Day materials and audio webcast will be available on the Company’s website (www.panamericansilver.com) following the event.

The webcast will also be archived for three months after the Analyst Day at:
https://services.choruscall.com/links/pan110408.html

About Pan American Silver

Pan American Silver’s mission is to be the world’s largest low-cost primary silver mining company by increasing its low cost silver production and silver reserves.  The Company currently has seven silver mining operations in Mexico, Peru, Argentina and Bolivia.  Pan American is also the operator of the La Preciosa joint-venture in México and the owner of the world-class Navidad silver project in Argentina.

Information Contact

Kettina Cordero
Coordinator, Investor Relations
(604) 684-1175
info@panamericansilver.com
www.panamericansilver.com

1500 - 625 Howe Street, Vancouver, BC, Canada  V6C 2T6     Tel 604-684-1175  Fax 604-684-0147